UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 31, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 31st, 2022

DATE, TIME AND PLACE: January 31st, 2022, at 12.30 p.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise, Pietro Labriola and Sabrina Di Bartolomeo, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the amendment of the Company’s Organizational Structure; (2) To acknowledge on the activities carried out by the Compensation Committee; and (3) To resolve on the treatment to be given, within the scope of the Company's Short and Long-Term Incentive Plans ("Plans"), in the event of an executive's dismissal due to his transfer to another company of the group.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1.1) Initially, it is registered that Mr. Pietro Labriola presented, on this date and with effectiveness as of February 1st, 2022, the resignation letter related to the positions that he held in the Company, namely: member of this Board, member of the Environmental, Social & Governance Committee (“CESG”), and Diretor Presidente (Chief Executive Officer). The members of the Board of Directors thanked Mr. Pietro Labriola for his commitment and dedication in performing his duties throughout his term of office, congratulating him on the exceptional result obtained during his career at the Company and wishing him success in his new challenges and roles in the Telecom Italia group.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

January 31st, 2022

(1.2) Due to the resignation presented by Mr. Pietro Labriola, the Board members resolved, unanimously, to appoint Mr. Alberto Mario Griselli, Italian, married, Bachelor in Engineering, bearer of the Identity Card RNE No. V354056-O, issued by CGPI/DIREX/PF in January 31st, 2021, enrolled in the taxpayers’ roll (CPF/ME) under No. 058.431.817-07, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro, as member of this Board of Directors, ad referendum of the next Annual and Extraordinary Shareholders’ Meeting of the Company, pursuant to the provisions of Article 150 of Law Nr. 6,404/1976 and Article 20, paragraph 2 of the Company's By-laws. The terms of investiture, other statements and documents will be presented in accordance with the applicable legislation.

In view of the above, the Board of Directors shall have the following composition: Messrs. Nicandro Durante, Agostino Nuzzolo, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Sabrina Di Bartolomeo, all with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2023.

Additionally, the Board Members elected Mr. Alberto Mario Griselli as member of the CESG, which shall have the following composition: Messrs. Nicandro Durante, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Gesner José de Oliveira Filho and Sabrina Di Bartolomeo.

It is registered the waiver of the Board member and CESG member elected, Mr. Alberto Mario Griselli, to the remuneration which he would be entitled in view of the positions taken in this opportunity.

(1.3) In view of the resignations presented by Mr. Pietro Labriola and the consequent vacancy of the position of Diretor Presidente (Chief Executive Officer) of the Company, the Board Members elected for this position, as of February 1st, 2022, Mr. Alberto Mario Griselli, Italian, married, Bachelor in Engineering, bearer of the Identity Card RNE No. V354056-O, issued by CGPI/DIREX/PF in January 31st, 2021, enrolled in the taxpayers’ roll (CPF/ME) under No. 058.431.817-07, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro. Mr. Alberto Mario Griselli will exercise the role of Diretor Presidente (Chief Executive Officer) in addition to his position of Chief Revenue Officer.

2

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

January 31st, 2022

(1.4) Consequently, the Board of Officers of the Company shall, as of February 1st, 2022, be composed by the following Officers herein identified: (i) Alberto Mario Griselli, Diretor Presidente (Chief Executive Officer) and Chief Revenue Officer; (ii) Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer); (iii) Bruno Mutzenbecher Gentil, Business Support Officer; (iv) Mario Girasole, Regulatory and Institutional Affairs Officer; (v) Jaques Horn, Diretor Jurídico (Legal Officer); (vi) Leonardo de Carvalho Capdeville, Chief Technology Information Officer; and (vii) Maria Antonietta Russo, Human Resources & Organization Officer. The Board of Officers’ members have term of office of two (2) years, extended until the election of their successors, if necessary. The Diretor Presidente (Chief Executive Officer) elected hereby declare, under penalty of law, that he is not involved in any of the crimes provided for by law that prevent him from performing business activities, in accordance with Section 147 of Law 6,404 of December 15th, 1976, and also inform that will present the instrument of investiture, the statement provided by the Comissão de Valores Mobiliários (“CVM”) Instruction No. 367/2002, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements, within the legal term.

(1.5) On this occasion, the Board Members ratified the limits of authority of the Company’s Officers, as follows: (i) Diretor Presidente (Chief Executive Officer) shall have full power to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related; (ii) Diretor Financeiro (Chief Financial Officer) shall have full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitations, financial and treasury operations contracts, including, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related, and to individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without

3

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

January 31st, 2022

limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within its area of activity up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related; and (iii) the other Officers of the Company: Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer); Chief Technology Information Officer; Chief Revenue Officer; and Human Resources & Organization Officer, shall have full power and the authority to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within their respective areas of activity, up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related. The limits of authority approved herein are subject to the financial limits established in the By-laws and must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transactions that result in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits of authority will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenue; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Lastly, all Statutory Officers may perform any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the limits of authority established herein.

(2) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on January 31st, 2022, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(3) Approved the treatment to be given to the case of dismissal of an executive due to his transfer to another company of the group, according to the material presented by Mrs. Maria Antonietta Russo, Human Resources & Organization Officer of the Company, filed at the Company's headquarters, and based on the favorable opinion of the CR, recorded at its meeting held on January 31st, 2022.

4

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

January 31st, 2022

It is noted that Mr. Pietro Labriola abstained from voting in relation to this item on the Agenda.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), January 31st, 2022.

JAQUES HORN

Secretary

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 31, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer